EXHIBIT (a)(1)(iii)

Internal Post and E-mail Announcement

To:	Eligible Mellanox Employees and Contractors

From:	Eyal Waldman, President and Chief Executive Officer

Date:	March 24, 2009

Re:	Mellanox Option Exchange Program
     We are pleased to announce that Mellanox is launching an important compensation program for eligible Mellanox employees and contractors. The market downturn has left our current ordinary share price much lower than the exercise price of many employee and contractor options.
     In response to this price decline, we are making an offer (the “Offer”) to allow eligible Mellanox employees and contractors to exchange certain existing options that have an exercise price greater than $13.65 per share and were granted under our Global Share Incentive Plan (2006) (together with its Appendices, the “Global Plan”) for replacement options that have a per share exercise price equal to the per share closing sales price of our ordinary shares on the date of the exchange (the “Option Exchange Program”).
     To provide details on the Option Exchange Program, we will hold informational sessions at times and places to be announced.
     To participate in the Option Exchange Program, you may submit your options for cancellation, and replacement options will be granted to you on the date that we cancel your options (the “replacement grant date”). We will deliver the option agreement evidencing your replacement options to you as soon thereafter as we can practically do so. Your replacement options will have an exercise price per share equal to the per share closing sales price of our ordinary shares as quoted on The Nasdaq Global Select Market on the replacement grant date (or as modified as required under local tax laws for replacement options granted outside the United States).
     This is a significant initiative, requiring a formal tender offer filing with the U.S. Securities and Exchange Commission. By making it possible to exchange your higher priced options for replacement options with an exercise price per share equal to the per share closing sales price of our ordinary shares on the replacement grant date (or as modified as required under local tax laws for replacement options granted outside the United States), we intend to provide you with options that could provide greater value in the future.
     Included in this e-mail is information that explains the Option Exchange Program in greater detail, including its potential benefits and risks and the actions you will need to take if you choose to participate. Please review the material carefully and weigh your decision with equal care.
     NO MELLANOX EMPLOYEE OR AGENT IS AUTHORIZED TO MAKE ANY RECOMMENDATION ON OUR BEHALF AS TO YOUR CHOICES. AS A RESULT, YOU MAY WISH TO CONSULT WITH A PROFESSIONAL FINANCIAL ADVISOR AS PART OF YOUR DECISION MAKING PROCESS.
     For those employees and contractors residing outside the United States, we urge you to educate yourselves about the financial and tax consequences of participating in this exchange by consulting with an appropriate advisor. Mellanox makes no representations to employees and contractors regarding the financial and tax consequences of their participation in this Offer.
     Please take the time to carefully review the following information and instructions. If you would like to participate in the program, you will need to submit your election form provided at http://portal.yok.mtl.com/system/misc/repricing.php by the expiration of the Offer, which is currently scheduled for 9:00 p.m. U.S. Pacific Time, April 21, 2009 (6:00 a.m. Israeli Time, April 22, 2009).
     You are eligible to participate in the Option Exchange Program only if you:
•	are an employee or contractor of Mellanox or an employee of its majority owned subsidiary on March 24, 2009 and remain an employee or contractor, as applicable, through the grant date of the replacement options;

•	reside in the United States, Israel, Argentina, India, Japan, Taiwan or the United Kingdom and continue to reside in such jurisdiction through the grant date of the replacement options, provided that if we determine that this Offer is infeasible and impractical in any such jurisdiction under local regulations then residents of such jurisdiction shall not be eligible to participate in the Option Exchange Program; and

•	hold at least one eligible option on March 24, 2009.
Information regarding your eligible options will be emailed to you under separate cover from TenderOffer@Mellanox.com. Additional information regarding the Option Exchange Program is available at http://portal.yok.mtl.com/system/misc/repricing.php, which is the Offer website. The Offer website also contains detailed information regarding the Offer and the Election Form to participate in the Offer. Please read and carefully consider all of this information. If you are not able to access the website, copies of the offering materials, including the Election Form, are available from Matthew Gloss, Vice President of Legal Affairs at TenderOffer@Mellanox.com.
          The specifics of the program are described in the “Schedule TO—Tender Offer Statement Filed with the SEC” and the related exhibits. The “Schedule TO—Tender Offer Statement Filed with the SEC” is available by clicking on this hyperlink:
http://idea.sec.gov/cgi-bin/browse-idea?action=getcompany&CIK=0001356104&owner=exclude&count=40.
          We urge you to read the “Schedule TO—Tender Offer Statement Filed with the SEC” and the related exhibits carefully.
          To elect to participate in the Offer with respect to your eligible options, please see the key steps described below.
KEY STEPS
In order to participate in the Offer, please follow these steps:
•	Log on to the Offer website at http://portal.yok.mtl.com/system/misc/repricing.php. The website will allow you to view, or will provide a link to, the following documents:
•	Offer Information Document

•	Summary of Option Exchange Program

•	Instructions Forming Part of the Terms and Conditions of the Offer (the “Instructions”)

•	Election Form

•	Agreement to Terms of Election (“Election Agreement”)

•	The Global Plan

•	The Global Plan Prospectus

•	Forms of Option Agreements
•	To access the Offer website, use your Mellanox network User Name. Your password is your Mellanox network password. If you have difficulties logging in, please contact Alexander Smirnov (shura@mellanox.co.il) or Joseph Kolin (jk@mellanox.co.il).

•	Review the list of your eligible options attached to this e-mail and carefully read the documents contained on the Offer website at http://portal.yok.mtl.com/system/misc/repricing.php.

•	Click on the MAKE AN ELECTION button to proceed with your election and follow the directions provided on the Offer website. Each of your eligible options will be listed on the Election Form. You will need to select the appropriate entry next to each of your eligible options to indicate whether or not you are tendering your eligible options for exchange in accordance with the terms of the Offer.

•	After completing the Election Form, you will be allowed to review the elections you have made with respect to your eligible options. If you are satisfied with your elections, you will proceed to the Agreement to Terms of Election page. Only after you agree to the Agreement to the Terms of Election will you receive an Election Confirmation Statement via e-mail.

•	Please print and retain a copy of the Election Confirmation Statement you receive via e-mail for your records. If you do not receive this e-mail within 48 hours following your election, please contact Matthew Gloss, Vice President of Legal Affairs, at TenderOffer@Mellanox.com.
          If you do not make your election through the Offer website, your properly signed and completed Election Form must be received via facsimile or by hand delivery by 9:00 p.m. U.S. Pacific Time on April 21, 2009 (6:00 a.m. Israeli Time on April 22, 2009) by Matthew Gloss, Vice President of Legal Affairs, at Fax: (408) 970-3403 or Mellanox Technologies, Inc., 350 Oakmead Parkway, Suite 100, Sunnyvale, California 94085.
          Although the Board of Directors has approved the Offer, neither we nor the Board of Directors make any recommendation as to whether you should accept or refrain from accepting the Offer. You must make your own decision about the Offer, taking into account your own personal circumstances and preferences. You should carefully review the materials provided or referred to in this package. We recommend that you consult with your personal financial, tax and legal advisors in deciding whether to accept the Offer.
KEY DATES TO REMEMBER:
Commencement Date: The commencement date of the Offer is March 24, 2009.
Withdrawal Date: You may withdraw or change your previously submitted election to exchange options at any time on or before 9:00 p.m. U.S. Pacific Time on April 21, 2009 (6:00 a.m. Israeli Time on April 22, 2009). If the Offer is extended beyond that time, you can withdraw or change your election at any time until the extended expiration of the Offer.
Expiration Date: The Offer expires at 9:00 p.m. U.S. Pacific Time on April 21, 2009 (6:00 a.m. Israeli Time on April 22, 2009) (unless we extend the Offer).
Option Cancellation Date: The eligible options that have been tendered will be cancelled on April 22, 2009 or, if the Offer is extended, the first U.S. business day after the expiration of the Offer.
Replacement Option Grant Date: The new options will be granted on April 22, 2009 or, if the Offer is extended, the first business day after the expiration of the Offer.

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